PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Fiscal 2011 Results

LAVAL, Quebec, May 31, 2011 - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX-V:NTB) today reports its consolidated financial results for the fiscal year ended February 28, 2011 and provides fiscal year highlights.

Fiscal year ended February 28, 2011 Financial Results

Consolidated Results

  Revenues increased by 32% to $16,685,000 for the fiscal year ended February 28, 2011, up from $12,664,000 achieved during the corresponding period ended February 28, 2010.
  Consolidated EBITDA for the fiscal year ended February 28, 2011 was $271,000, compared to negative $1,190,000 obtained during the corresponding period ended February 28, 2010.
  Neptune generated net income of $516,000 or $0.012 per share for the fiscal year ended February 28, 2011, compared to net loss of $1,535,000 or $0.040 obtained during the corresponding period ended February 28, 2010.

Nutraceutical Business Results

  Nutraceutical revenues increased by 33% to $16,734,000, for the fiscal year ended February 28, 2011, up from $12,605,000 achieved during the corresponding period ended February 28, 2010.

  EBITDA from nutraceutical business for the fiscal year ended February 28, 2011 increased by 326% to 2,934,000, up from $688,000 obtained during the corresponding period ended February 29, 2010.

  Net income from nutraceutical business improved by 513% and reached a net income of $2,083,000 for the fiscal year ended February 28, 2011, compared to a net income of $340,000 for the corresponding period ended February 28, 2010.

Three-Month Period ended February 28, 2011 Financial Results

Consolidated Results

  Revenues for the three-month period ended February 28, 2011 totalled $4,120,000 compared to a record $4,657,000 for the three-month period ended February 28, 2010.
  EBITDA for the three-month period ended February 28, 2011 reached negative $1,272,000, compared to $288,000 achieved during the three-month period ended February 28, 2010.
  Earnings for the three-month period ended February 28, 2011 resulted into a net loss of $2,036,000 or $0.0480 per share, compared to a net loss of $39,000 or $0.0001 per share, for the three-month period ended February 28, 2010.

Nutraceutical Business Results

  Nutraceutical revenues for the three-month period ended February 28, 2011 totalled $4,146,000, compared to $4,640,000 for the three-month period ended February 28, 2010.
  EBITDA from nutraceutical business for the three-month period ended February 28, 2011 reached negative $135,000, compared to $775,000 achieved during the three-month period ended February 28, 2010.
  Earnings from nutraceutical business for the three-month period ended February 28, 2011 resulted into a net loss of $986,000 compared to a net income of $432,000, for the three-month period ended February 28, 2010.

"Revenues reached a record level of $16.6 million despite the impact of the increasing competitiveness of the market and the negative impact on revenue from the strength of the Canadian dollar versus the US dollar. Nevertheless, we increased our revenues by more than 30%, which represents our best performance in the past five years," stated Frédéric Harland, Director Finance.

"We are extremely pleased with the fiscal year outstanding results, in spite of the Nutraceutical business results for the three-month period ended February 28, 2011 that were negatively affected by non-recurring professional expenses. Which expenses were mainly related to legal fees for ongoing litigations," stated André Godin, CFO.

"This year's consolidated profitability is a major achievement considering the Research & Development expenses incurred by Neptune, NeuroBioPharm and principally by Acasti with the development of its drug candidate, CaPre,'' added André Godin, CFO.

Fiscal Year Highlights

Production Plant

Facing a steadily increasing demand for its products, the Company managed to increase its original plant expansion from a maximum of 100,000 kilograms per year to a maximum of 130,000 kilograms per year, simply by optimizing the actual manufacturing process. Neptune's additional industrial plant project discussions are on schedule, with the target for the initiation of an increase in production capacity to take place during the course of fiscal 2012. Therefore, this further expansion should be financed primarily through grants, loans and/or partnerships.

Nutraceutical Business Development

Neptune launched its new product, ECO Krill Oil- EKOTM to its clientele at Health Ingredient Europe 2010 in Madrid. The launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower specifications and a lower selling price. Moreover, EKOTM sells at a lower price than other krill oil products and presents better specifications than competitive products.

Neptune added several new partners to its already extensive list of customers during the fiscal year. Furthermore, in June 2010 Neptune was proud to announce that after two years of rigorous review of NKO® safety and clinical research data, the Canadian Minister of Health has approved exclusively for NKO® therapeutic and risk reduction claims, corroborating aspects of Neptune's clinical research and substantiating NKO® safety and effectiveness on certain prevalent chronic diseases. The NKO® approved claims are superior when compared to the already approved claims for fish oils since not only have they been accepted at significantly much lower doses, but they also offer more specific health benefits in cardiovascular, joint and women health.

Intellectual Property and Litigation

In regards to its intellectual property protection, the Company continues to follow a firm policy regarding intellectual property rights protection including its patents, trademarks and trade secrets, with every legal means available. Since last year, a number of Neptune's competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune's research or by infringing on patents for which Neptune has exclusive rights. Neptune is determined to enforce its rights, and has thus taken action against some of those companies in order to protect its intellectual property.

Valuation Report on NeuroBioPharm Inc. ("NeuroBioPharm")

In October 2008, Neptune granted an exclusive worldwide license to NeuroBioPharm to research and develop, validate and commercialize new pharmaceutical products that target cognitive and neurological pharmaceutical applications using Neptune's technology and intellectual property. Upon transfer of the license, Neuro granted shares to Neptune. Neptune intends on issuing a stock dividend to its shareholders (as more fully described below under "Reorganization, Rollover and Dividend of NeuroBioPharm Common Shares"), and in that context, for tax purposes, Neptune engaged an independent valuator to provide a calculation of the "En Bloc FMV" (fair market value) of the shares of NeuroBioPharm as at February 28, 2011, prepared in conformity with the Canadian Institute of Chartered Business Valuators Practice Standards for valuation reports.

Based on the scope of the valuation review, subject to the assumptions, restrictions and limitations provided therein, the En bloc FMV of all the issued and outstanding shares of NeuroBioPharm as at February 28, 2011 was calculated.

Reorganization, Rollover and Dividend of NeuroBioPharm Common Shares

On February 28, 2001 NeuroBioPharm proceeded with the reorganization of its share capital. On April 12, 2011, following NeuroBioPharm's reorganization and rollover, there were 8,501,000 Class "A" Shares, 2,500,000 Class "B" Shares, 17,500,000 Class "G" Shares, 26,000,000 Class H Shares, 6,000,000 Series 2001-1 Warrants, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants issued and outstanding.

For more details on the reorganization of NeuroBioPharm, please refer is to the Corporation's proxy circular dated May 27, 2011 available on SEDAR at www.sedar.com.

As part of NeuroBioPharm's reorganization, the company intends on proceeding with the filing of a non-offering prospectus with the Securities Regulatory Authorities in each province and territory of Canada as part of its Dividend, as defined herein below, in order to allow NeuroBioPharm to become a reporting issuer.

Upon approval of the prospectus with the Securities Regulatory Authorities in each Canadian province and territory of Canada, 4,000,000 units (each a "Unit") will be distributed, in the form of a dividend in kind, to registered holders of Neptune's common shares at the close of the records expected in June 2011 (the "NeuroBioPharm Record Date"), in such a way that each shareholder of Neptune's common shares on the NeuroBioPharm Record Date will receive a Unit for approximately each lot of 12 Neptune common shares (the "Dividend"). Each Unit will consist of one Class A NeuroBioPharm common share and one third of a Series 2011-1 warrant, which may generate potential dilution of approximately 7,5% of NeuroBioPharm on a fully diluted basis.

Transfer of NeuroBioPharm Warrants

The Corporation proceeded with the following transfers:

(i)   July 13, 2010: 985,000 Series IV NeuroBioPharm warrants, of which 435,000 were transferred in favour of some employees and 550,000 in favour of some executive officers and members of the Board of Directors of the Corporation and its subsidiaries;

(ii)   January 1st, 2011: 95,000 Series IV NeuroBioPharm warrants, in favour of certain employees of the Corporation and its subsidiaries;

(iii)   April 12, 2011: 1,195,000 Series IV NeuroBioPharm warrants, of which 645,000 in favour of some employees and 550,000 in favour of some executive officers and members of the Board of Directors of the Corporation and its subsidiaries

(iv)   May 25, 2011: 150,000 Series 2011-2 NeuroBioPharm warrants favour of certain employees of the Corporation and its subsidiaries;

Collectively the "NeuroBioPharm Consideration".

The NeuroBioPharm Consideration is subject to the approval of the TSX Venture Exchange and Neptune's disinterested shareholders at the Corporation's next annual and special meeting to be held on June 22, 2011.

For more details on the NeuroBioPharm Consideration, please refer to the Corporation's proxy circular dated May 27, 2011 available on SEDAR at www.sedar.com.

Transfer of Acasti Warrants

The Corporation proceeded with the following transfers:

(i)   July 13, 2010: 935,000 Series IV Acasti warrants, of which 385,000 were transferred in favour of some employees and 550,000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries;

(ii)   January 15, 2011: 50,000 Series IV Acasti warrants, in favour of certain employees of the Corporation and its subsidiaries;

(iii)   May 25, 2011: 165,000 Series IV Acasti warrants in favour of certain employees of the Corporation and its subsidiaries;

Collectively the "Acasti Consideration".

The Acasti Consideration is subject to the approval of the TSX Venture Exchange and Neptune's disinterested shareholders at the Corporation's next annual and special meeting to be held on June 22, 2011.

For more details on the Acasti Consideration, please refer to the Corporation's proxy circular dated May 27, 2011 available on SEDAR at www.sedar.com.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.